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                            June 28, 2024

       Perry A. Sook
       Chief Executive Officer
       NEXSTAR MEDIA GROUP, INC.
       545 E. John Carpenter Freeway
       Suite 700
       Irving, Texas 75062

                                                        Re: NEXSTAR MEDIA
GROUP, INC.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 8-K filed
February 28, 2024
                                                            Response dated
April 12, 2024
                                                            File No. 000-50478

       Dear Perry A. Sook:

              We have reviewed your June 5, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

       Form 8-K filed on February 28, 2024

       Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

   1. We note your response to prior comments 1 and 2 regarding your new proposed Adjusted
                                                        EBITDA measure. Please
tell us why Adjusted EBITDA excludes the amortization of
                                                        basis difference for
your equity method investments. With your response, please explain how you considered
Question 100.04 in the Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures.
       Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

   2. Please provide us with a draft of your statement disclosing the reasons why the presentation of
Adjusted Free Cash Flow provides useful information to investors. Refer to Item 10(e)(1)(i)(C)
of Regulation S-K.
 Perry A. Sook
NEXSTAR MEDIA GROUP, INC.
June 28, 2024
Page 2
3. We note your response to prior comment 3 regarding the excess distribution from TV
         Food Network LLC for your portion of the proceeds it received from the sale of accounts receivable to a special purpose entity. Please explain why it is appropriate to adjust your
         Adjusted Free Cash Flow measure upward by the amount related to the reduced accounts receivable balance in the special purpose entity in future periods.
4. Your response to prior comment 4 states that one category of the adjustments to Adjusted
         Free Cash Flow is for an elimination of changes in cash due to timing. Please explain why eliminating changes in cash due to timing is consistent with the definition of a liquidity measure and useful as a measure of cash flows. Explain why you are making an adjustment for CW payments and CW (amortization) of broadcast rights
to    Net cash
         provided by operating activities.    Further, explain why changes in
operating assets and
         liabilities, net of acquisitions and dispositions are being eliminated. Help us better understand how you determined that it is appropriate to include these adjustments in your reconciliation of Adjusted Free Cash Flow as a liquidity measure.
5. Please tell us why changes in income tax payable is considered to be an additional recurring cash expenditure in your reconciliation of Adjusted Free Cash Flow.
6. From your response to prior comment 4, we note that another category of adjustments to
         Adjusted Free Cash Flow is for the elimination of items that are non-recurring, non-cash, or not related to the core operations of the business. Explain why you believe eliminating non-cash items is a necessary adjustment in the reconciliation of a non-GAAP liquidity measure. For example, please describe the nature of the amount underlying the pension and other postretirement plans (credit), net and explain why it is eliminated in your reconciliation of Adjusted Free Cash Flow.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePerry A. Sook                                Sincerely,
Comapany NameNEXSTAR MEDIA GROUP, INC.
                                                               Division of
Corporation Finance
June 28, 2024 Page 2                                           Office of
Technology
FirstName LastName